Exhibit 99.1

NewLead Holdings Ltd. Announces Further Progress in the Restructuring Process

with the Redelivery of Four Dry Bulk Vessels

PIRAEUS, GREECE, April 5, 2012 – NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”) today announced that the Company has recently completed the redelivery of four dry bulk vessels, the “Australia”, the “Brazil”, the “China” and the “Grand Rodosi”, to their owners, which are affiliates of Lemissoler Maritime Company W.L.L. (“Lemissoler”).

As previously announced, NewLead had signed an agreement with Lemissoler for the sale and leaseback of the four aforementioned vessels in November 2010.

NewLead has reached a non-binding preliminary agreement with Lemissoler, which remains subject to the completion of legally binding documentation to finalize the outstanding issues with regards to the termination of the sale and leaseback transaction by the owners, including the settlement of the trade payables and other liabilities in relation to these four vessels. There can be no assurance, however, that a successful resolution can be reached with Lemissoler and the vessel owning companies.

Michael Zolotas, President and Chief Executive Officer of NewLead, stated, “We would like to thank Lemissoler for their excellent cooperation in the context of the sale and leaseback agreement and the restructuring process. We are looking forward to enhancing our established business relationship for the mutual benefit of both companies.”

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 8 vessels, of which two are double-hull product tankers and 6 are dry bulk vessels including one vessel currently under construction that is scheduled to be delivered in the third quarter of 2012. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be “forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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